Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2015
	2015	2014
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(25,797)	$(8,575)
Additions:
Income expense benefit	(4,054)	(346)
Noncontrolling interest in income of consolidated subsidiaries	2,380	1,362
Fixed charges, as shown below	18,669	16,125
Distributions received from equity-method investees	—	8
	16,995	17,149
Subtractions:
Equity in income of investees	351	63

Earnings as adjusted	$(9,153)	$8,511
Fixed charges:
Interest on indebtedness, expensed or capitalized	13,602	12,177
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,494	577
Interest within rent expense	3,573	3,371
Total fixed charges	$18,669	$16,125
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$27,822	$7,614